Leishen Energy Holding Co., Ltd.

103 Huizhong Li, B Building, Peking Times Square, Unit 15B10

Chaoyang District, Beijing, China

November 28, 2023

Via Edgar Correspondence

Becky Chow, Stephen Krikorian, Marion Graham, Jan Woo

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Leishen Energy Holding Co., Ltd. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted August 24, 2023 CIK No. 0001985139

Dear Madam, Sirs,

This letter is in response to the letter dated November 2, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Leishen Energy Holding Co., Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Response to SEC Letter dated November 2, 2023

Form DRS/A filed on October 16, 2023

Cover Page

Prospectus Summary, page 1

1.	We note your response to prior comment 15 that you have not recognized any revenue from customers in Saudi Arabia, Kazakhstan and Indonesia for the fiscal years ended September 30, 2021 and 2022 but you continue to disclose that you serve a “large customer base” in those regions. Please revise to state that you have not yet generated revenue from those regions in 2021 and 2022.

Response: Please refer to the revised disclosure at page 1 and 89.

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2.	Please refer to prior comments 4 and 7 and revise your prospectus summary and risk factors to disclose the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We note that you face “risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers.” We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: Please refer to the revised disclosure in the prospectus summary at page 10, and the revised risk factor, titled “The Chinese government has significant authority to exert influence on the conduct of our business and may intervene or influence our operations at any time, which result in a material change in our operations, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.”

Index to consolidated financial statements, page F-1

3.	Please update your financial statements and related disclosures throughout your registration statement as required by Item 8.A.4 of Form 20-F.

Response: The Company respectfully submits that it will include the December 31, 2023 audited financial statements when its registration statement on Form F-1 is publicly filed, such that pursuant to Item 8.A.4 of Form 20-F, “the audited financial statements also shall be as of a date not older than 12 months at the time the document is filed.”

Notes to Consolidated Financial Statements

Revenue recognition, page F-14

4.	We are unable to find responsive disclosure to our prior comment 20 and reissue the comment. Please advise or revise to include disclosure of your revenue disaggregation in your financial statements footnote. Refer to ASC 606-10-50-5 and ASC 606-10-50-6.

Response: Please refer to the revised disclosure on page F-14.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Huan Lou, Esq. or David Manno, Esq. of Sichenzia Ross Ference Carmel LLP at hlou@srfc.law or dmanno@srfc.law.

Very truly yours,

/s/ Hongliang Li
Name:	Hongliang Li
Title:	Chief Executive Officer and Director

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